  Exhibit 99.1

High Tide Acquires Established Cannabis Store in Chestermere, Alberta

CALGARY, AB, Oct. 9, 2026 /CNW/ -- High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that it has completed the acquisition of an established retail cannabis store located at 100 Rainbow Road in Chestermere, Alberta (the "Store") for $670,000 in cash (the "Transaction"). The Store will be rebranded under the Canna Cabana banner, bringing High Tide's total store count to 234 locations across Canada and 93 in the province of Alberta.

High Tide Inc., October 9, 2026

The Store occupies a high-visibility unit along one of Chestermere's main arterial roads, giving it strong exposure to local residents as well as commuters travelling to and from Calgary. The unit is co-tenanted with a national quick-service restaurant and several specialty retail and personal service businesses, and sits next to a major grocer and a liquor store. The same building is home to a range of professional service tenants that bring steady traffic to the property throughout the day. Together, these daily-needs destinations generate the kind of repeat, convenience-driven shopping trips that suit Canna Cabana's discount club model.

Surrounded by residential neighbourhoods in every direction, the Store is positioned to serve both its immediate community and customers from across the wider area who travel the route each day.

"Great opportunities are worth waiting for. We've wanted to bring Canna Cabana to Chestermere for some time, but we weren't prepared to compromise on location or economics just to enter the market. Today, we're pleased to have secured an established, cash-flowing store at an attractive 2.1 times annualized Adjusted EBITDA. This is exactly how we intend to approach our growth opportunities going forward: remain opportunistic, stay disciplined on valuations, and pursue acquisitions or organic development based on what makes the most sense for our shareholders," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Retail success starts with the right location, and this one checks many of the boxes we look for. Strong visibility, growing residential neighbourhoods, and a national discount grocer nearby make it an excellent fit for our innovative discount club model. As we continue expanding across Canada, we'll remain selective, focusing on quality locations and strong returns. We're excited to bring our Club's unbeatable value proposition to Chestermere and many more communities across the country," added Mr. Grover.

TRANSACTION DETAILS

The Transaction, which was an arm's length transaction, closed on October 8, 2026. The purchase price of $670,000 was paid entirely in cash on closing, and represents 2.1x the Store's annualized Adjusted EBITDA of approximately $316,000 for the three months ended August 31, 2026.

ABOUT HIGH TIDE

High Tide Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 234 domestic and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario. Excluding British Columbia, where store counts are capped at 8, the Company holds a growing 14% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company, with a 10.5% share of the German medical cannabis market, built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 22 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2026 for the sixth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of the new location beginning to sell recreational cannabis products and consumption accessories for adult use; the conversion of the location to the Canna Cabana banner; the maintenance of required regulatory approvals and authorizations; the expected benefits of the store location, including its visibility, traffic and trade area characteristics; and the growth of the surrounding trade area. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 09-OCT-26